Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Fundrise Growth Tech Fund, LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$14,515,778.27	0.01531	$2,222.37

Total Transaction Valuation:		$14,515,778.27
Total Fees Due for Filing:				$2,222.37
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$2,222.37

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Offering Note(s)

(1)	Calculated as the aggregate maximum purchase price for common shares of beneficial interest based upon the estimated net asset value per common share as of August 21, 2025. Calculated as $153.10 per $1,000,000 of the Transaction Valuation.